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                              June 13, 2022

       Xuedong Tian
       Chief Executive Officer
       Feutune Light Acquisition Corp
       48 Bridge Street, Building A
       Metuchen, NJ 08840

                                                        Re: Feutune Light
Acquisition Corp
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 13, 2022
                                                            File No. 333-264221

       Dear Mr. Tian:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 filed June 13,
2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from
 Xuedong Tian
Feutune Light Acquisition Corp
June 13, 2022
Page 2
      completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameXuedong Tian
                                                           Division of
Corporation Finance
Comapany NameFeutune Light Acquisition Corp
                                                           Office of Real
Estate & Construction
June 13, 2022 Page 2
cc:       Arila E. Zhou, Esq.
FirstName LastName